BRETT D. WHITE	VIA EDGAR
+1 650 843 5191
whitebd@cooley.com

April 10, 2020

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Erin Purnell

Asia Timmons-Pierce

Re:      Everspin Technologies, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 27, 2020

File No. 001-37900

Ladies and Gentlemen:

On behalf of Everspin Technologies, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission, by letter dated April 9, 2020, regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on March 27, 2020.

Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have incorporated the comment into this response letter in italics. Transmitted for filing today is a copy of a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) reflecting the responses to the Staff’s comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 3

Amendment to Certificate of Incorporation…, page 21

1.         We note that your proposed forum selection provision in Article VIII identifies the federal courts of the United States as the exclusive forum for the resolution of any claim arising under the Securities Act of 1933. Please disclose that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We note that you describe the effect of the federal forum selection provision from the company's perspective. Please revise your disclosure to also describe the effect of the amendment on shareholders. For example, the effects may include, but are not limited to, these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

COOLEY LLP 3175 HANOVER STREET PALO ALTO, CA 94304-1130
T: (650) 843-5000 F: (650) 849-7400 COOLEY.COM

April 10, 2020

Response:  The Company respectfully acknowledges the Staff’s comment and has provided the disclosure requested in the Revised Preliminary Proxy Statement.

2.         We note that your forum selection provision in Article VI.D identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Response: The Company respectfully acknowledges the Staff’s comment and has provided the disclosure requested in the Revised Preliminary Proxy Statement.

*****

Please contact me at (650)  843-5191 with any questions or further comments regarding the response to the Staff’s comment.

Sincerely,

Cooley LLP

/s/ Brett D. White
Brett D. White

cc:        Matthew Tenorio,  Everspin Technologies, Inc.

COOLEY LLP 3175 HANOVER STREET PALO ALTO, CA 94304-1130
T: (650) 843-5000 F: (650) 849-7400 COOLEY.COM